Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Nasdaq Delisting Update

Brisbane, Australia, 2 July 2010.  Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today provided an update relating to the Nasdaq Delisting Notification received on 23 June 2010 advising that its securities would be delisted due to a minimum bid price deficiency under Nasdaq Listing rule 5500 (a) (2).

The Company has not appealed the determination, as it is unlikely Progen would be able to satisfy the minimum bid price requirement in a timeframe acceptable to the Nasdaq, said Sue MacLeman, Progen CEO.

“Compliance costs and efforts associated with maintaining the Nasdaq listing and US Securities and Exchange Commission (SEC) registration have become prohibitive for a company of Progen’s size and structure. The Company will also seek to deregister from the SEC as soon as possible,” said Ms MacLeman.

“The Board understands the importance of liquidity for shareholders, so is looking at various options to ensure US shareholders are not disadvantaged.

“The Board’s preferred option is that US shareholders utilise Computershare to transfer their holding to Progen’s Australian register, traded on the Australian Securities Exchange (ASX). This provides advantages for shareholders and the Company because:

•                  The ASX is the Company’s primary listing and provides the most liquidity for shareholders;

•                  The transfer to Progen’s Australian register can be performed by Computershare overnight; and

•                  The Company will avoid costs by only having to maintain one listing.

“The Company will monitor feedback moving forward to ensure US shareholders can freely trade and participate as before,” said Ms MacLeman.

For more information regarding the proposed transfer process, or to transfer your securities, please contact Computershare on the following numbers:

•                  Within the US                                     1303 262 0678

•                  Within Australia                     1300 552 270

•                  All other locations              +61 3 9415 4000

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Jo-Anne Modesti
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+ 61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.